UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X…   Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces Record Sales for the Third Quarter Fiscal 2003

Vancouver, B.C. – January 15, 2003 – Cryopak Industries Inc. (TSX Venture: CII) (OTCBB: CYPFK), Canada’s largest manufacturer of temperature control packaging products, today announces that sales increased by 69 percent to $4.05 million for the third quarter, ending December 31, 2002, from $2.4 million in the same three-month period last year.

This figure continues a trend of increasing revenues for fiscal 2003. Cryopak will announce full financial results for its third quarter and nine-months ending December 31, 2002 by February 21, 2003.

About the recently announced acquisition of Ice-Pak, John Morgan, Cryopak President and CEO, comments, “I couldn’t be happier with the way our two companies have come together. We’ve got good capable people fitting right in with our plans and management who have bought into our vision of building a $100 million business.”

The company is also pleased to announce it has signed an agreement with Canaccord Capital for sponsorship to the TSE.

Cryopak looks forward to discussing this and other corporate news during its conference call and webcast on Wednesday, January 15, 2003 at 1:30 pm PST/ 4:30 EST.

The Dial-In Number for Participants is 1-888-280-8277. This call will be webcast and can be accessed at Cryopak Industries' web site at www.cryopak.com/s/investorinfo.asp or from www.ccnmatthews.com.

Playback will be available until January 29, 2003 at 1-888-509-0082.

The call will be archived at www.cryopak.com/s/investorinfo.asp.

About Cryopak Industries:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Iceâ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Morgan”, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

January 15, 2003

Item 3.

Press Release

January 15, 2003; Vancouver, B.C.

Item 4.

Summary of Material Change

Cryopak announces record sales of $4.05 million for the third quarter of fiscal 2003, an increase of 69% over the same period last year.

Item 5.

Full Description of Material Change

The Company announces that sales increased by 69 percent to $4.05 million for the third quarter, ending December 31, 2002, from $2.4 million in the same three-month period last year.

This figure continues a trend of increasing revenues for fiscal 2003. Cryopak will announce full financial results for its third quarter and nine-months ending December 31, 2002 by February 21, 2003.

About the recently announced acquisition of Ice-Pak, John Morgan, Cryopak President and CEO, comments, “I couldn’t be happier with the way our two companies have come together.  We’ve got good capable people fitting right in with our plans and management who have bought into our vision of building a $100 million business.”

The company is also pleased to announce it has signed an agreement with Canaccord Capital for sponsorship to the TSE.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 15th day of January, 2003.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

January 21, 2003

“Doug Reid”

Date

Signature

Douglas R. Reid

Name

Chief Financial Officer

Position